Exhibit 1.02

Conflict Minerals Report of Dot Hill Systems, Corp.

Overview

This is the Conflict Minerals Report for Dot Hill for calendar year 2013 in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), that requires Dot Hill to perform certain procedures and disclose information about the use and origin of conflict minerals if these minerals are deemed to be necessary to the functionality or production of a product manufactured, or contracted to be manufactured. The minerals covered by these rules are commonly referred to as conflict minerals and include tin, tantalum, tungsten and gold (collectively “3TG”).

Dot Hill’s principal business activities are designing, manufacturing and marketing a range of software and hardware storage systems for the entry and mid-range storage markets. Our products and services are sold worldwide to facilitate server and SAN storage implementations, primarily through server-based OEMs, vertical markets partners that include embedded OEMs that integrate our products into their solutions, and value-added resellers, or VARs.

Conclusions from Dot Hill’s Reasonable Country of Origin Inquiry

In accordance with Section 1502 and Rule 13p-1, Dot Hill has performed a ‘reasonable country of origin inquiry’ (RCOI) on 3TG minerals that were in our supply chain after January 31, 2013 through December 31, 2013 to determine whether these minerals were sourced from the Democratic Republic of Congo or adjoining countries (“DRC”) or come from recycled or scrap sources. As a result of the RCOI process, Dot Hill has concluded in good faith that during 2013:

•	Dot Hill has manufactured and contracted to manufacture products to which 3TG are necessary to the functionality or production of such products; and

•	Dot Hill was not able to conclude the source of raw materials for products it manufactures or contracts to be manufactured containing 3TG.

Description of Dot Hill’s Reasonable Country of Origin Inquiry

Due Diligence

In accordance with Rule 13p-1, Dot Hill performed due diligence from September 2013 through March 2014 to determine the source and chain of custody necessary to determine conflict minerals in the Dot Hill’s product offerings. Dot Hill designed its due diligence measures to conform in all material respects with the Organisation for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (“OECD Framework”) and related Supplements for each of the conflict minerals. This process included building conflict minerals awareness across the supply base and the survey of significant direct material suppliers that were known to or may have provided products containing metal and/or conflict minerals. Dot Hill, during this first reporting year, focused its efforts on approximately the top 80% of total 2012 purchases from suppliers and contract manufacturers in an effort to build conflict mineral awareness, assess the transparency of its supply chain and make initial identification where possible, of the smelters/refiners in its supply chain.

Dot Hill occupies a “downstream” position in the supply chain and followed the principles outlined in the OECD Framework for downstream companies with no direct relationships to smelters or refiners. In this context, “downstream” refers to the supply chain from smelters and refiners to retailers; it includes companies such as ours, as well as product and component manufacturers and retailers. A summary of Dot Hill’s activities in line with the OECD framework are outlined below.

Step 1: Establish strong company management systems.

•
Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas: Dot Hill has adopted a formal policy that reflects Dot Hill's goal of achieving a conflict free determination. Dot Hill's Conflict Minerals Statement is posted and publicly available at the Dot Hill corporate website: http://www.dothill.com/company/environmental-compliance/.

•
Structure internal management systems to support supply chain due diligence: Dot Hill has established a governance model to oversee the implementation and ongoing management of the Conflict Minerals Compliance Program that includes a Social and Environmental Responsibility Committee ("SER"). The SER Committee's objective is to solicit the participation of leadership from the various business sectors and functions to develop, document and maintain a governance structure which enables sustainable compliance and actively mitigates the risk of not meeting regulatory requirements.

•
Establish a system of controls and transparency over the mineral supply chain: Dot Hill will implement a process to evaluate parts and suppliers in the supply chain for potential conflict minerals risk. Supplier agreements will be updated to require suppliers and licensees to provide information on their use and source of conflict minerals. Dot Hill will actively cooperate and participate with industry associations to enhance transparency and traceability in the supply chain.

Exhibit 1.02

•
Strengthen company engagement with suppliers: Dot Hill will communicate its policy regarding conflict minerals to all suppliers and provide at-risk suppliers compliance training and review supplier responsibilities within the supply chain.

•
Establish a company level grievance mechanism: Dot Hill will provide a feedback mechanism on its website available to all interested parties to provide information regarding the company's sourcing and use of conflict minerals in its products.

Step 2: Identify and assess risks in the supply chain.

•
Identify high risk parts and suppliers: Dot Hill analyzed parts and products for 3TG and determined that the high risk suppliers included approximately the top 80% of total 2012 purchases from suppliers and contract manufacturers.

•
Survey the suppliers: Dot Hill required suppliers to complete a survey using the Electronic Industry Citizenship Coalition and Global e-Sustainability ("EICC-GeSI") Conflict Minerals Reporting Template ("CMRT").

•	Collect responses: Dot Hill compiled the responses and followed-up with any supplier that did not complete the survey.

•
Review supplier responses: Dot Hill reviewed survey responses and validated them for completeness and followed-up with any supplier who identified that it sources 3TG from the DRC. Based on this review, each survey was assigned a conflict minerals status. These status codes included conflict minerals out of scope, conflict minerals not present in the supply chain, conflict minerals present in the supply chain, and undeterminable.

•	Aggregate supplier survey responses: Dot Hill reviewed aggregate supplier survey responses and reported key metrics as part of the annual conflict minerals reporting process.

•
Review and assess smelter information: Dot Hill conducted a review of summary smelter information to determine if the smelter is certified as conflict free or presents a "red flag" as defined by the OECD Framework.

Step 3: Design and implement a strategy to respond to identified risks.

•
Report findings to designated senior management outlining the information gathered and the actual and potential risks identified in the supply chain risk assessment: Dot Hill engaged Resources Global Professionals, a consulting firm, who completed a gap analysis and provided a summary of the identified risks and gaps to the SER Committee with recommended action plans to reduce risks and close gaps.

•
Devise and adopt a risk management plan: Dot Hill will develop a risk mitigation strategy with the goal of systematically reducing the extent of exposure to certain risk and the likelihood of its occurrence. Such a plan may include enhanced management of particular suppliers, and/or disengagement if management or mitigation is not feasible.

•
Implement the risk management plan, monitor and track performance of risk mitigation, report back to designated senior management and consider suspending or discontinuing engagement with a supplier after failed attempts at mitigation: Dot Hill will implement its risk mitigation plan in accordance with the conflict minerals implementation.

•
Undertake additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances: Additional fact finding, risk assessments, and changes in circumstances will take place as part of Dot Hill's annual review of its conflict minerals program.

Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

•
Plan an independent third party audit of the smelter/refiner's due diligence for responsible supply chains of minerals: Dot Hill does not have a direct relationship with 3TG smelter/refiners. In accordance with the OECD Framework, Dot Hill intends to rely on EICC and other industry groups to perform independent third-party audits of the smelter/refiner’s due diligence for responsible supply chains of minerals from the DRC. Dot Hill aims to contribute to the improvement of smelters/refiners and upstream due diligence practices, including through any institutionalized mechanism to be established at the industry’s initiative, supported by governments and in cooperation with relevant stakeholders.

Step 5: Report annually on supply chain due diligence.

•
Annually report or integrate, where practicable, into annual sustainability or corporate responsibility reports, additional information on due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas: Dot Hill will implement a process to summarize, review, and approve compliance results and completion of the Form SD and the Conflict Minerals Report and timely file this report with the Securities and Exchange Commission.

Exhibit 1.02

Results of the Reasonable Country of Origin Inquiry

Based on the process described above, Dot Hill surveyed and received responses from 62 suppliers. The results of the 62 responses is as follows:

•	No conflict minerals in materials provided to Dot Hill: 4

•	Conflict minerals originate in the DRC (*): 3

•	Conflict minerals source is unknown: 55

* - Based on due diligence procedures performed by suppliers and reviewed by Dot Hill, the purchase of these conflict minerals do not appear to have funded armed groups in the DRC.

The due diligence procedures described above resulted in the following assertions:

•
Due to the lack of information received from suppliers or other sources, Dot Hill is unable to determine or describe the facilities used to process those necessary conflict minerals or mine or location of origin with specificity.

•
Some suppliers responding to our inquiries indicated in their response that the information provided was at a company or divisional level and did not include a complete list of smelters therefore we were unable to determine their country of origin.

•
Our efforts to determine the mine or location of origin of necessary conflict minerals with the greatest possible specificity encompassed our due diligence measures described above including a review of whether the smelters reported to be in the supply chain of our direct suppliers were verified as compliant with the Conflict Free Smelter Program and were not conclusive.

Dot Hill will take the following steps to mitigate the risk that necessary conflict minerals benefit armed groups:

•	Dot Hill will require all suppliers of parts or components for its products to provide a completed EICC-GeSI CMRT.

•	Dot Hill will encourage its supply chain to source conflict minerals from certified Conflict Free Smelters or source 3TG minerals from smelters located outside the DRC.

Dot Hill will improve the due diligence by taking the following steps going forward:

•	Dot Hill will review the EICC-GeSI CMRT's using an enhanced flowchart to validate sufficiency of answers.

•	Dot Hill will cross-check the smelter information collected against the Conflict Free Smelters List published by the EICC-GeSI.

•	Dot Hill will investigate the merits of tracking conflict minerals status for its suppliers in its product lifecycle management system.